August 6, 2014

VIA EDGAR AND FEDERAL EXPRESS

Kathryn McHale, Senior Staff Attorney

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Re:	SP Bancorp, Inc.

Revised Preliminary Proxy Statement on Schedule 14A

Filed July 18, 2014

File No. 001-34933

Dear Ms. McHale:

On behalf of SP Bancorp, Inc. (the “Company”), we are writing to respond to the comments set forth in the comment letter of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated July 29, 2014 (the “Comment Letter”), relating to the Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A, filed by the Company with the Commission on July 18, 2014 (File No. 001-34933) (“Proxy Statement Amendment No. 1”).

In connection with this response to the Comment Letter, the Company is contemporaneously filing an Amendment No. 2 to the Preliminary Proxy Statement on Schedule 14A (“Proxy Statement Amendment No. 2”). References herein to page numbers are to page numbers in Proxy Statement Amendment No. 2. For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. We have recited the comments from the Staff in bold type and have followed each comment with the response to such comment.

Also enclosed, for the convenience of the Staff, are two copies of Proxy Statement Amendment No. 2, which are marked to show changes from the relevant portions of Proxy Statement Amendment No. 1.

General

1.	We note your response to comment 1 in our letter dated June 11, 2014. Please disclose the projections provided to Green.

Response: The disclosure in Proxy Statement Amendment No. 2 has been revised in response to the Staff’s comment. Please see the revised disclosure under the heading entitled “The Merger—Background of the Merger” on page 23 of Proxy Statement Amendment No. 2.

Ms. McHale

August 6, 2014

2.	With regard to comments 3 and 5 of our letter dated June 11, 2014, we restate the comments in part. Please expand disclosures throughout on what shareholders will receive as merger consideration to state the lowest cash consideration shareholders may receive for their shares after all downward adjustments.

Response: Green Bancorp, Inc. (“Green”) has informed the Company that it does not intend to waive the closing condition in the merger agreement related to the Company’s final adjusted tangible book value in the event that the Company’s final adjusted tangible book value is less than $26 million. Accordingly, if the Company’s final adjusted tangible book value is equal to $26 million, the per share merger consideration would be equal to $27.31. In the event that, notwithstanding Green’s indication to us, Green were to waive the condition relating to the Company’s final adjusted tangible book value, the Company expects to resolicit proxies from its stockholders, and Green has agreed that the Company may do so. The disclosure in the letter to stockholders and Proxy Statement Amendment No. 2 has been revised in response to the Staff’s comment and in accordance with the preceding sentence. Please see the letter to stockholders attached to Proxy Statement Amendment No. 2, as well as the revised disclosure under the headings entitled “Summary Term Sheet—Merger Consideration” on page 2 of Proxy Statement Amendment No. 2, “Questions and Answers About the Merger and the Special Meeting—What Will I Be Entitled to Receive in the Merger?” on page 8 of Proxy Statement Amendment No. 2, “The Merger—Certain Effects of the Merger” beginning on page 32 of Proxy Statement Amendment No. 2 and “The Merger Agreement—Merger Consideration” on page 43 of Proxy Statement Amendment No. 2.

Interests of Our Directors and Executive Officers in the Merger, page 3

3.	With regard to comment 6 in our letter dated June 11, 2014, we restate the comment in part. Please quantify the value of the benefits to insiders in the summary section either by an aggregate amount per person or an aggregate amount by type of compensation.

Response: The disclosure in Proxy Statement Amendment No. 2 has been revised in response to the Staff’s comment. Please see “Summary Term Sheet—Interests of Our Directors and Executive Officers in the Merger” on page 4 of Proxy Statement Amendment No. 2 and “The Merger—Interests of Our Directors and Executive Officers in the Merger” beginning on page 33 of Proxy Statement Amendment No. 2.

In connection with Proxy Statement Amendment No. 2, the Company acknowledges in a separate letter attached hereto that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. McHale

August 6, 2014

Should any member of the staff of the Commission have any questions concerning the enclosed materials or desire further information or clarification in connection therewith, such person should contact the undersigned at (214) 651-5587 or scott.wallace@haynesboone.com. Also available for questions is Jennifer Wisinski at (214) 651-5330 or jennifer.wisinski@haynesboone.com.

Very truly yours,

/s/ W. Scott Wallace
W. Scott Wallace
(214) 651-5587 scott.wallace@haynesboone.com

cc:	Jessica Livingston